08026938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2008
Washington, DC
112

SEC FILE NUMBER
8- 35259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 E. LAS TUNAS DRIVE
(No. and Street)

SAN GABRIEL	CA	91776
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN A. PONG 626-285-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAKENAGA, HASHIZU, JAY & CO.
(Name – *if individual, state last, first, middle name*)

1381 WARNER AVENUE, SUITE C	TUSTIN	CA	92780
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN A. PONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W INVESTMENTS, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

OWNER / PRESident

Title

Notary Public

CHU YING HEI
Commission # 1777497
Notary Public - California
Los Angeles County
MyComm. Expires Nov 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E-W INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

TAKENAGA, HASHIZU, JAY & CO.
Certified Public Accountants
1381 Warner Avenue, Suite C
Tustin, California 92780

Osamu Hashizu
Stanley J. Jay

(714) 258-2819
FAX (714) 258-2723

Independent Auditors' Report

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

We have audited the accompanying statements of financial condition of E-W Investments, Inc. (the "Company") as of December 31, 2007 and 2006 and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Takenaga, Hashizu, Jay & Co.

Tustin, California
February 15, 2008

E-W INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 91,428	$ 80,834
Deposits held at clearing brokers	35,000	35,000
Receivable from clearing brokers	13,691	8,091
Marketable securities, at fair value	108,777	94,123
Prepaid income taxes	71	793
Total current assets	248,967	218,841
Property and equipment:		
Automobile	34,735	34,735
Furniture and fixtures	14,240	14,240
Office equipment	45,166	45,166
Leasehold improvements	84,339	84,339
	178,480	178,480
Less: accumulated depreciation	170,998	161,566
	7,482	16,914
Other assets:		
Deposits	4,046	4,046
Deferred tax asset	4,976	9,026
	9,022	13,072
	$ 265,471	$ 248,827
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Current portion of note payable	$ -	$ 3,281
Accrued expenses	11,364	15,656
Payroll taxes payable	2,478	1,873
Income taxes payable	1,362	-
Total current liabilities	15,204	20,810
Other liabilities:		
Deferred tax liability	-	697
Total liabilities	15,204	21,507
Stockholder's equity:		
Common stock, $1 par value; 100,000 shares authorized; 10,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	134,000	134,000
Retained earnings	106,267	83,320
Total stockholder's equity	250,267	227,320
	$ 265,471	$ 248,827

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues:		
Securities commissions and fees	$ 239,743	$ 272,025
Investment advisory fees	18,729	13,071
Interest and dividend	13,083	11,627
Net gain on sale of marketable securities	914	2,806
Net unrealized gain (loss) on marketable securities	(5,419)	6,826
Other revenue	43,714	8,553
	310,764	314,908
Expenses:		
Advertising	2,750	220
Auto	169	-
Bank charges	-	10
Commission and brokerage fees	154,632	173,255
Contributions	-	25
Data processing costs	1,883	5,160
Depreciation	9,432	17,210
Disposal	311	-
Dues and subscriptions	335	300
Education and seminars	1,734	600
Gifts	155	216
Insurance	6,309	5,208
Interest	369	382
Janitorial	1,080	480
Legal and professional fees	11,056	34,097
Meals and entertainment	8,729	2,721
Miscellaneous	-	145
Office supplies and expense	8,703	2,530
Outside labor	5,845	5,549
Payroll taxes	4,339	4,547
Regulatory fees and expenses	6,717	6,020
Rent	8,130	6,496
Repairs and maintenance	769	409
Salaries	38,780	40,226
Taxes and licenses	504	541
Telephone	2,454	1,518
Travel	3,521	1,956
Utilities	2,867	110
	281,573	309,931
Income before income tax expense	29,191	4,977
Income tax expense	6,244	1,474
Net income	$ 22,947	$ 3,503

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2005	10,000	$ 10,000	$ 134,000	$ 79,817	$ 223,817
Net income	-	-	-	3,503	3,503
Balance, December 31, 2006	10,000	10,000	134,000	83,320	227,320
Net income				22,947	22,947
Balance, December 31, 2007	10,000	$ 10,000	$ 134,000	$ 106,267	$ 250,267

The accompanying notes are an integral part of these financial statements.

E-W INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 22,947	$ 3,503
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,432	17,210
Net gain on sale of marketable securities	(914)	(2,806)
Net unrealized (gain) loss on marketable securities	5,419	(6,826)
Deferred taxes	3,353	674
Changes in operating assets and liabilities:		
(Increase) decrease in receivable from clearing brokers	(5,600)	32,335
(Increase) decrease in marketable securities	(19,159)	17,526
Decrease in prepaid income taxes	722	800
Decrease in accrued expenses	(4,292)	(1,708)
Increase in payroll taxes payable	605	759
Increase in income taxes payable	1,362	-
Net cash provided by operating activities	13,875	61,467
Cash flows from financing activities:		
Principal payments on note payable	(3,281)	(6,294)
Net increase in cash and cash equivalents	10,594	55,173
Cash and cash equivalents - beginning of year	80,834	25,661
Cash and cash equivalents - end of year	$ 91,428	$ 80,834
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 369	$ 382
Income taxes	$ 807	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of Securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	7 to 40 years

Maintenance and repair costs are expensed as incurred. Depreciation expense was $9,432 and $17,210 for the years ended December 31, 2007 and 2006, respectively.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," requires that long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is permanent and may not be restored. The Company has not recognized any impairment of long-lived assets in accordance with SFAS 144.

Income Taxes

The liability method of accounting for income taxes requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Management provides a valuation allowance for deferred tax assets when it is more likely than not that all or a portion of such assets will not be recoverable based on future operations. In 2007 and 2006, management determined that no valuation allowance was necessary.

Reclassifications

Certain 2006 amounts in the accompanying financial statements have been reclassified to conform to the 2007 presentation.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS No.157). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this statement to have a material affect on our results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" (FIN 48), which changes the threshold for recognizing the benefit of an uncertain tax position, prescribes a method for measuring the tax benefit to be recorded and requires incremental quantitative and qualitative disclosures about uncertain tax positions. Under FIN 48, a tax position that meets a more likely than not recognition threshold, based solely on the technical merits of the position, will be recognized in the consolidated financial statements. The tax position will be measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. Additionally, FIN 48 requires a tabular presentation of potential tax benefits unrecognized at the beginning and end of the year that includes a listing of the significant changes during the year. The guidance has been deferred for nonpublic entities in FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The impact of adoption will generally be recorded as a cumulative effect of a change in accounting principle against the retained earnings balance as of the adoption date. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions for which a valuation allowance has already been established, the cumulative effect will be recorded as an adjustment to deferred taxes. Management has not yet determined the effect, if any, that the adoption of FIN 48 will have on the Company's financial condition, results of operations or cash flows.

NOTE 2 – MARKETABLE SECURITIES, AT FAIR VALUE

Marketable securities include equity securities at fair value. Proceeds from sales of trading securities during 2007 were $11,217, resulting in gross realized gains and losses of $1,882 and $968, respectively. Proceeds from sales of trading securities during 2006 were $107,683, resulting in gross realized gains and losses of $4,732 and $1,926, respectively.

NOTE 3 – NOTE PAYABLE

The note payable secured by an automobile was paid off during 2007. Interest expense related to the note was $369.

NOTE 4 – INCOME TAXES

The provision for income taxes for the years ended December 31, 2007 and 2006 consists of the following:

	2007	2006
Current:		
Federal	$ 1,362	$ -
State	1,529	800
	2,891	800
Deferred:		
Federal	2,522	362
State	831	312
	3,353	674
	$ 6,244	$ 1,474

The difference between the income tax computed by multiplying income before taxes by the statutory rate and the provision for income taxes is mainly the result of unrealized gains and losses on marketable securities and unallowed deductions for meals and entertainment

Deferred income taxes principally result from net operating loss carryforwards, the use of different depreciation methods for income tax and financial statement purposes, and unrealized gains and losses on marketable securities.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. No rent was paid to the stockholder during 2007 and 2006.

NOTE 6 – CONTINGENCIES

In 2004, the Company was named in a claim of arbitration brought before the National Association of Securities Dealers (the "NASD") by a former client (the "claimant"). The claimant asserted violations of the NASD Conduct Rules. Management settled the claim prior to arbitration for $15,000 pursuant to a settlement agreement dated April 2006.

The Company is party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes, if determined adversely, would have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer or other securities is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $216,592 and the Company's aggregate indebtedness to net capital ratio was 0.07 to 1.

E-W INVESTMENTS, INC.
SCHEDULE I – SUPPLEMENTAL INFORMATION
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

Net Capital		
Total stockholder's equity		$ 250,267
Deductions and charges:		
Non-allowable assets:		
Property and equipment, net	$ 7,482	
Other assets	9,093	16,575
Net capital before haircuts on securities positions		233,692
Haircuts on securities:		
15% haircut on marketable equity securities	16,317	
2% haircut on money funds	783	17,100
Net capital		$ 216,592
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accrued expenses		$ 11,364
Payroll taxes payable		2,478
Income taxes payable		1,362
Total aggregate indebtedness		$ 15,204
Computation of Basic Net Capital Requirement		
Minimum net capital required		$ 50,000
Net capital		216,592
Excess net capital		$ 166,592
Excess net capital at 1000%		$ 215,072
Ratio: Aggregate indebtedness to net capital		0.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 216,058
Audit adjustment to record deferred taxes	697
Difference due to calculation of haircut on securities	(163)
Net capital per above	$ 216,592

E-W INVESTMENTS, INC.
SCHEDULE I – SUPPLEMENTAL INFORMATION
DECEMBER 31, 2007

E-W INVESTMENTS, INC. IS EXEMPT FROM COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION UNDER SUB PARAGRAPH (K)(2)(ii).

The Company operates in accordance with the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is a "Fully Disclosed Broker-Dealer" and does not carry customer accounts and does not accept customer funds or securities. All transactions were cleared through unaffiliated clearing brokers.

TAKENAGA, HASHIZU, JAY & CO.
Certified Public Accountants
1381 Warner Avenue, Suite C
Tustin, California 92780

Osamu Hasbizu
Stanley J. Jay

(714) 258-2819
FAX (714) 258-2723

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities, tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Takenaga, Hashizu, Gay + Co.

Tustin, California
February 15, 2008

END